082-01252

NESTLÉ S.A.

2009 JUL -7 A 10:30

09046452

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

July 1st, 2009

SUPPL

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company"):

- Announcement to the SIX Swiss Exchange in respect of the capital decrease of the Company; and
- Announcement to the SIX Swiss Exchange in respect of the disclosure of shareholdings.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact Ms. Michèle Burger, General Counsel Corporate, (phone: +41 21 924 27 19; e-mail: Michele.Burger@nestle.com) should you have any questions.

Yours sincerely,

Nestlé S.A.

Michèle Burger
General Counsel Corporate

7/8

Enclosures

Olsburgh,Carolyn,VEVEY,Centre Counsel

From:	Olsburgh,Carolyn,VEVEY,Centre Counsel
Sent:	mardi, 30. juin 2009 12:30
To:	'meldepflichten@swx.com'; 'zulassung@swx.com'; 'cinzia.saraco@six-group.com'
Cc:	Burger,Michele,VEVEY,Centre Counsel
Subject:	Nestlé S.A. - capital decrease
Attachments:	Statuts du 23 avril 2009 (légalisé) - français.pdf; Statuts du 23 avril 2009 (légalisé) - allemand.pdf; Extrait RC VD 30 06 2009.pdf; Extrait RC ZG 30 06 2009.pdf

Statuts du 23 avril 2009 (léga... Statuts du 23 avril 2009 (léga... Extrait RC VD 30 06 2009.pdf (... Extrait RC ZG 30 06 2009.pdf (...

Dear Madam/Sir,

Further to our official notice of today relating to the decrease of the share capital of Nestlé S.A. (sent to you through your website) and as agreed with Ms. Saraco, please find attached hereto and in accordance with reference 5.04 of Annex 1 of the Admission Board Circular No. 1, a copy of the following documents:

(i) Extracts from the Commercial Registers of the Cantons of Vaud and Zug; and
(ii) Articles of Association of Nestlé S.A. (in French and German).

Should you have any questions or require further information, please do not hesitate to contact us.

Yours truly,

Carolyn Olsburgh
Corporate Counsel
Coporate Governance, Compliance & Corporate Services Nestlé Group 55, Avenue Nestlé
CH-1800 Vevey, Switzerland
Tel: +41 21 924 3489
Fax: +41 21 924 2821
E-mail: carolyn.olsburgh@nestle.com

-----Original Message-----
From: site_master@swx.com [mailto:site_master@swx.com]
Sent: Tuesday,30. June 2009 11:40
To: meldepflichten@swx.com; zulassung@swx.com; gbppsi@swx.com; gbbmopexc@six-group.com; Burger,Michele,VEVEY,Centre Counsel
Subject: SIX Swiss Exchange Reporting Form: Official Notice Capital Decrease

Your report has been received as follows:

Issuer: Nestlé S.A.
Title category: registered shares
Security no.: 3886335
ISIN: CH0038863350

Type of capital decrease:
Destruction of shares
Exchange adjustment: 1st July 2009
Ex-date:
Payment date:
New number of securities: 3'650'000'000
Gross amount:
Coupon no.:
Old nominal value:
New nominal value:

Other details, if applicable:
Reduction of share capital from CHF 383'000'000 to newly CHF 365'000'000 through cancellation of 180'000'000 shares with a nominal value of CHF 0.10 each, as resolved

by the Annual General Meeting of 23 April 2009.

Date: 30.06.2009
Person: Michèle Burger
Bank/Issuer: Nestlé S.A.
Phone no.: 021 924 27 19
E-mail: michele.burger@nestle.com

Language: en

Tracking:

Recipient	Delivery
'meldepflichten@swx.com'	
'zulassung@swx.com'	
'cinzia.saraco@six-group.com'	
Burger,Michele,VEVEY,Centre Counsel	Delivered: 30.06.2009 12:30

NESTLÉ S.A.

By fax 058 854 29 34
And by post

SIX Swiss Exchange Ltd
SIX Exchange Regulation
P.O. Box
CH-8021 Zurich

Vevey, 1st July 2009

Nestlé S.A. – Disclosure of shareholdings

Dear Madam/Sir,

Pursuant to section 22 para. 1 and 3 of the Ordinance of the Swiss Financial Market Supervisory Authority on Stock Exchanges and Securities Trading, please find attached our notification in respect of the shareholdings of the Nestlé Group as at 30 June 2009.

This form was sent to publication on 1st July 2009.

Please feel free to contact me, should you have any query.

Yours faithfully,

Nestlé S.A.

Michèle Burger
General Counsel Corporate

Enclosure

Notification concerning a group of shareholders

ISSUER

Name of the Issuer: Nestlé AG

Part 1: GROUP SUBJECT TO REPORTING OBLIGATION

Type of understanding:
- ○ Other
- ○ Shareholders agreement
- ● Group of companies
- ○ Lock-up group
- ○ Group of buyers
- ○ Group of sellers

Remarks regarding the understanding:

1.)Information regarding the beneficial owner

Company name	Nestle S.A.
Family name / First name	/
Street	Av. Nestlé 55
ZIP / City	1800 Vevey
Country	Switzerland

2.)Information regarding the beneficial owner

Company name	Food Products (Holdings) S.A.
Family name / First name	/
Street	Calle 69 O No 74D
ZIP / City	Urbanización La Loma
Country	Panama

Part 2: IN CASE OF INDIRECT PURCHASE OR INDIRECT SALE

No information.

Relation between the direct acquirer / seller and the benficial owner

Type of relation:
- ● Other
- ○ Group of companies
- ○ Nominee
- ○ Trustee
- ○ Investment company

Remarks:

Part 3: FACTS AND CIRCUMSTANCES TRIGGERING THE OBLIGATION TO NOTIFY

Date of the purchase or sale	30.06.2009
Date of transfer of equity securities	30.06.2009
Date of the notification by the shareholder	

Trigger for obligation to notify:
- ○ Other
- ○ Acquisition
- ○ Sale
- ○ Securities lending
- ○ Capital increase
- ● Capital reduction

- ( ) Exercise of financial instruments
- ( ) Expiration of financial instruments
- ( ) Creation of a group
- ( ) Termination of a group
- ( ) Change in group composition

Remarks: Effectiveness of capital reduction on 30 June 2009 through cancellation of own shares as decided by the Annual General Meeting of Nestlé S.A. of 23 April 2009.

Details regarding the contact person

Company name	Nestlé S.A.
Family name / First name	Child-Villiers / Roddy
Street	Av. Nestlé 55
P.O. Box	
ZIP / City	1800 Vevey
Country	Switzerland
E-Mail	roddy.child-villiers@nestle.com
Phone / Fax	+41 21 924 36 22 / +41 21 924 28 13

Voting rights total

Voting rights < 3% [x] (for purchase positions as well as for sale positions)

Part 4: DISCLOSURE OF PURCHASE POSITIONS

Percentage of voting rights (total of all purchase positions) ______ %

1.) Equity securities:

No information.

2.) Financial instruments:

No information.

3.) Financial instruments which economically enable the purchase of equity securities in respect of a public tender offer:

No information.

Part 5: DISCLOSURE OF SALE POSITIONS

Percentage of voting rights (total of all sale positions) ______ %

Sale positions:

No information.

Part 6: DETAILS REGARDING THE PUBLICATION

Status of publication

- (•) In preparation by issuer
- ( ) Filed for preliminary check by the Disclosure Office
- ( ) Approved for publication
- ( ) Rejected by the Disclosure Office
- ( ) Obsolete due to amendment or erasure
- ( ) Discarded draft

Remarks regarding the publication

Submit for Review | Send to Publication | Back to Overview

1.7.2009
NESTLE S.A.
[signature]

Disclosure of Shareholdings - Notifications concerning a group of shareholders

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1 Month Refresh

ID	Status	Date	Group of shareholders	Trigger	Percentage Purchase/Sale	Received	Transaction
TB[illegible]	Published	01.07.2009 18:11:53	Nestlé S.A.; Food Products (Holdings) S.A.	Capital reduction	< 3%		30.06.2009